UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D/A

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Under the Securities Exchange Act of 1934

(Amendment No. 12)1

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

368537 106

(CUSIP Number)

Michael L. Reger

777 Yamato Road, Suite 300

Boca Raton, Florida 33431

(561) 544-4600

With copies to:

David Jamison

David W. Jamison Jr. P.A.

1460 Park Lane South, Suite 1

Jupiter, Florida 33458

(954) 867-6271

Nason Yeager Gerson White & Lioce, PA

3001 PGA Blvd., Suite 305

Palm Beach, Gardens Florida 33410

Attention: Brian Bernstein, Esq.

(561) 686-3307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lloyd Reger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,247,036 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 63,247,036 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,247,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.04% (1)
14	TYPE OF REPORTING PERSON* IN

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(1) See Item 5.

CUSIP No. 368537 106	13D/A	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A No. 12 amends and supplements the Schedule 13D/A filed by the reporting person on September 22, 2017 (“Prior 13D/A”) and relates to the common stock, $0.001 par value of GelTech Solutions, Inc. (the “Company”). The principal address of the Company is 1460 Park Lane South, Suite 1, Jupiter, FL 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	Michael Reger

b.	777 Yamato Road, Suite 300, Boca Raton, Florida 33431

c.

Principal of AVM, L.P., a registered broker-dealer, and III Associates, a registered investment adviser, each maintaining its principal business address at 777 Yamato Road, Suite 300, Boca Raton, Florida 33431. The reporting person is the President and Chairman of the Company.

d.	The reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The reporting person is a United States citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 12, 2018, the reporting person was issued 9,379,473 shares of the Company’s common stock upon conversion of $2.5 million of Convertible Notes (the “Notes”). The Notes were converted at prices ranging from $0.21 to $0.35 per share. Additionally, the reporting person agreed to reduce the annual interest rate on his remaining outstanding convertible notes (approximately $4.4 million) from 7.5% to 5.0%.

Since the filing date of the Prior 13D/A, the reporting person has been issued 5,164,503 shares of the Company’s common stock and 2,582,157 two-year warrants for an aggregate of $975,000.

In the past 60 days, the reporting person has been issued 1,108,796 shares of the Company’s common stock and 554,393 two-year warrants for an aggregate of $325,000.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The reporting person entered into the transactions described in Item 3 above for investment purposes.

CUSIP No. 368537 106	13D/A	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The reporting person beneficially owns 63,247,036 shares of the Company’s common stock including 9,134,594 shares underlying secured convertible notes due December 31, 2020 and 7,031,996 shares underlying warrants.  This amounts to approximately 65.04% of the 97,247,082 outstanding shares as of July 18, 2018. Since the filing date of the Prior 13D/A, 3,163,523 of the warrants held by the reporting person have expired.

(b)	The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c)	Except as described in this Schedule 13D/A under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As previously disclosed in 2015, the reporting person and the Company entered into a Secured Revolving Convertible Promissory Note Agreement (the “Agreement”) for a credit facility of up to $4 million, which was increased to $6 million. On July 12, 2018, the reporting person agreed to reduce the annual interest rate on his remaining $4,400,000 outstanding Notes from 7.5% to 5.0%.

The Reporting Person is a principal and inactive partner of AVM LP, a licensed broker-dealer of which Mr. Warren Mosler, a large shareholder of the Issuer, is a co-founder and former partner. The Reporting Person has not entered into any agreements with Mr. Mosler regarding the Issuer’s securities and has no voting or investment control over the securities held by Mr. Mosler.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 368537 106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2018	By:	/s/ Michael Reger
Michael Reger

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).